UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-15242

Issuer: Deutsche Bank Aktiengesellschaft Exchange: NYSE Arca
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: Taunusanlage 12, 60325 Frankfurt am Main, Germany Telephone: +44-207-54-75705
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

DB Agriculture Long Exchange Traded Notes due April 1, 2038

DB Agriculture Double Long Exchange Traded Notes due April 1, 2038

DB Base Metals Double Short Exchange Traded Notes due June 1, 2038

DB Base Metals Double Long Exchange Traded Notes due June 1, 2038

DB Base Metals Short Exchange Traded Notes due June 1, 2038

DB Commodity Double Long Exchange Traded Notes due April 1, 2038

DB Commodity Short Exchange Traded Notes due April 1, 2038

DB Crude Oil Long Exchange Traded Notes due June 1, 2038

DB Crude Oil Short Exchange Traded Notes due June 1, 2038

ELEMENTSSM “Dogs of the Dow” Linked to the Dow Jones High Yield Select 10 Total Return Index due November 14, 2022

ELEMENTSSM Linked to the Morningstar® Wide Moat FocusSM Total Return Index due October 24, 2022

FI Enhanced Global High Yield Exchange Traded Notes Linked to the MSCI World High Dividend Yield USD Gross Total Return Index due October 12, 2023

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17CFR 240.12d2-2(a)(2)

☐	17CFR 240.12d2-2(a)(3)

☐	17CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, Deutsche Bank Aktiengesellschaft certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

April 2, 2019	By	/s/ Sean Rahavy	Vice President
Date		Name	Title

April 2, 2019	By	/s/ Gerard Neber	Director
Date		Name	Title